FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 27, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐         No   ☒

On Friday, February 9, 2007, Wimm-Bill-Dann Foods OJSC [NYSE: WBD] launched a $150 million Reg S bond (Eurobond) due 2008. The issue was priced at a par with a coupon of 7.50% payable semi-annually. The Bond was issued by UBS Luxembourg S.A. The issue was listed in Luxembourg and documented under English law. The proceeds of the Bond are expected to be used to finance of Company’s further expenditures and to finance of WBD’s short-term debts. The Bond was issued and sold outside the United States in reliance on Regulation S under the U.S. Securities Act.

The Offer Memorandum of our Eurobonds due 2008 can be found on our web site www.wbd.com.

These materials are not an offer for sale of any securities of WBD in the United States.  Any securities offered by WBD in connection with this potential offering have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

This communication is not an offer to any person in the United Kingdom, or an invitation to any person in the United Kingdom to make offers, to purchase any securities. This communication is directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ DMITRY A. ANISIMOV
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: February 27, 2007